Filed by RhythmOne plc
This communication is filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934
Subject Company: YuMe, Inc.
Commission File Number: 001-36039
Date: December 27, 2017

RHYTHMONE PLC PUBLICLY FILES FORM F-4 WITH U.S. SECURITIES AND EXCHANGE COMMISSION

London, England and San Francisco, CA – 27 December 2017 – RhythmOne plc (LSE AIM: RTHM, “Company”), a global advertising technology company, makes the following announcement today relating to its pending acquisition of YuMe, Inc (“YuMe”), a publicly traded company listed on the New York Stock Exchange.

Further to the Company’s announcement on 4 September 2017 of entering into a definitive agreement with YuMe to acquire all of YuMe’s issued share capital, RhythmOne today announces that the registration statement on Form F-4 relating to the RhythmOne ordinary shares to be issued in connection with the Acquisition (the “Form F-4”) has been publicly filed with the U.S. Securities Exchange Commission (the “SEC”). The Form F-4 is available on the SEC’s website www.sec.gov. The acquisition is expected to close in the first calendar quarter of 2018.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of YuMe stock described in this communication has not yet commenced. This is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (the “Purchaser”), has filed or will file with the SEC.

RhythmOne and the Purchaser have filed a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. RhythmOne and the Purchaser also plan to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer, and YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer registration statement on Form F-4. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department at Edward Bridges, FTI Consulting, Inc., Tel: +44 (0)20 3727 1000, Email: rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or +1-650-503-7192. Such documents are being prepared but are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549, United States of America. Please call the SEC at +1 800 732 0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.

About RhythmOne

RhythmOne provides streamlined, transparent connections between advertisers and audiences through a combination of differentiated supply, innovative technology and data-driven insights. Founded in 2004 in the UK, the Company pioneered Internet video search and works with digital advertisers, publishers and content providers to offer fully integrated, cross-screen solutions that span desktop and mobile video, rich media, display, social and native advertising. Through its fully integrated programmatic platform, RhythmMax, the Company represents digital advertising inventory across owned, controlled and extended supply sources. The RhythmMax platform includes unique brand safety technology, RhythmGuard, which combines leading third-party verification and proprietary filtering technologies to ensure inventory quality in brand safe environments. RhythmOne’s end-to-end platform provides more direct, efficient and effective connections, driving ROI for advertisers and publishers. The Company is headquartered in San Francisco, United States with offices in the US, UK, Europe, APAC and Canada. For more information, please visit www.rhythmone.com.

For further information, please contact:

Analyst and Investor Contact

Dan Slivjanovski

RhythmOne plc

Financial Media Contacts

Edward Bridges / Dwight Burden

FTI Consulting LLP

(UK) 020 3727 1000

Nomad and Broker for RhythmOne

Nick Westlake (Nomad) / Lorna Tilbian / Toby Adcock

Numis Securities Limited

(UK) 020 7260 1000